

Mail Stop 4720

June 9, 2016

Adam Chesnoff
President and Chief Executive Officer
Saban Capital Acquisition Corp.
10100 Santa Monica Boulevard, 26th Floor
Los Angeles, CA 90067

  Re: **Saban Capital Acquisition Corp.**
     Amendment No. 1 to
     Draft Registration Statement on Form S-1
     Submitted June 1, 2016
     CIK No. 0001671854

Dear Mr. Chesnoff:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Dilution, page 63

1. We acknowledge your response to prior comment 3 but continue to believe that your presentation is inaccurate. In this regard, it is apparent that your $5 million pro forma net tangible book value after your offering results in a positive net tangible book value per share of $0.82, which in turn results in a per share dilution to public shareholders of $9.18. However, the two adjustments to your historical net tangible book value per share before this offering, coupled with this historical net tangible book value per share, continue to total negative $0.82 per share. Please revise your presentation to reflect that the increase in value attributable to this offering is greater than the decrease in value attributable to the shares subject to redemption so that your pro forma net tangible book

value per share after this offering is a positive $0.82 per share. Otherwise, explain to us how your presentation is appropriate.

You may contact Franklin Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Gregg A. Noel, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP